

10036050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 0 9 2010

Washington, DC 105

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

A

SEC FILE NUMBER
8- 38646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GUZMAN & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Aragon Avenue
(No. and Street)

Coral Gables, (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leopoldo E. Guzman (305) 374-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor (Address) Miami, (City) Fl (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leopoldo E. Guzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GUZMAN & COMPANY, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public



ROSARIO RIOS ALVAREZ
Comm# DD0686888
Expires 7/13/2011
Florida Notary Assn., Inc

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUZMAN & COMPANY AND SUBSIDIARIES

CONTENTS:


MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Guzman & Company and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Guzman & Company and Subsidiaries (the "Company") as of December 31, 2009. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Guzman & Company and Subsidiaries as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 25, 2010

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com

GUZMAN & COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash	$ 10,467,970
Cash segregated under regulatory requirements	62,488
Deposits with clearing organizations	350,000
Receivable from broker-dealers and clearing organizations	417,027
Other receivables	159,504
Marketable securities owned, at market value	13,474,169
Prepaid expenses and deposits	199,996
Furniture, equipment and leasehold improvements, net	535,110
	$ 25,666,264

LIABILITIES AND STOCKHOLDERS' EQUITY	
Securities sold, not yet purchased, at market value	$ 5,038,126
Payable to broker-dealers and clearing organizations	5,259,337
Accounts payable and accrued expenses	348,492
	10,645,955
SUBORDINATED BORROWINGS	4,000,000
COMMITMENTS AND CONTINGENCIES (NOTE 12)	
STOCKHOLDERS' EQUITY	
Common stock, par value $1.00 per share; 7,500 shares authorized; 2,000 shares issued and outstanding	2,000
Additional paid-in capital	400,645
Retained earnings	10,617,664
	11,020,309
	$ 25,666,264

The accompany notes are an integral part of this consolidate financial statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2009

1. ORGANIZATION

Guzman & Company and Subsidiaries ("Guzman" or the "Company") is a Florida corporation registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), New York Stock Exchange ("NYSE"), the Nasdaq Stock Market, Inc. ("NQX"), the International Securities Exchange ("ISE") and the Chicago Stock Exchange ("CSE").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FASB Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," which establishes the FASB Accounting Standards Codification (the "ASC") as the source of authoritative principles recognized by the FASB to be applied by nongovernmental entities in the preparation of consolidated financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This standard is effective for consolidated financial statement issued for interim and annual periods ending after September 15, 2009.

Basis of Presentation

The consolidated financial statement includes the accounts of the Company and its wholly-owned subsidiaries. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and participation in underwriting. All material intercompany balances and transactions are eliminated in consolidation.

Fair Value Measurements

In September 2006, the FASB issued an accounting standard which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair-value measurements required under other accounting pronouncements. This standard does not change existing guidance as to whether or not an instrument is carried at fair value and is effective for consolidated financial statement issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted this standard on January 1, 2008; see NOTE 11 for disclosure relating to this standard.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of these assets is computed over their estimated useful lives, 3 to 5 years, on the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. The Company also capitalizes certain costs incurred in connection with developing or obtaining internal use software. These costs consist of payments made to third parties and the salaries of employees working on such software development.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, such as furniture, equipment and leasehold improvements, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated statement of financial condition and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated statement of financial condition.

Securities Sold, Not Yet Purchased, at market value

Securities sold, not yet purchased, are carried at market value.

Income Taxes

On January 1, 2009, the Company adopted the provisions of an accounting standard, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's consolidated financial statement in accordance with existing accounting guidance on income taxes, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As required by standard, the Company recognized the financial statement liability of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statement is the largest liability that has a greater than 50 percent likelihood of being realized upon ultimate settlement with a tax authority that deems itself relevant. The Company may be subject to taxation in various states, and generally, the years prior to 2006 are no longer subject to examination by the taxing authorities. As a result, on January 1, 2009, the Company recorded a cumulative effect adjustment relating to the liability for unrecognized tax liabilities totaling $191,078. Additionally, during 2009, the Company recorded a liability for unrecognized tax liabilities totaling $32,602, which is included in the accompanying consolidated statement of financial condition. At December 31, 2009, the Company had $67,839 accrued for the payment of interest and penalties.

Accounting Estimates

The preparation of consolidated financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2009 during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the consolidated financial statement.

Guarantees

The Company guarantees a note payable in the amount of approximately $990,000 secured by a mortgage on real estate property owned by Aragon Galiano Holdings, LLC. ("Aragon"), a company related by common ownership. Aragon leases office space to the Company. As of December 31, 2009, the Company had included in prepaid expenses $75,000 of property management fees to Aragon. The Company believes the likelihood is remote that material payments will be required under this note. As of December 31, 2009, the Company's exposure related to the guaranteed debt was approximately $987,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Recently Issued Accounting Pronouncements

Fair Value Measurement

In April 2009, the FASB issued an accounting standard regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, which provides guidelines for making fair values measurements more consistent with the principles presented in existing accounting guidance regarding fair value. The guidance in this standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Early adoption is only permitted for entities which also elect to early adopt certain other accounting standards. The adoption of standard did not have an impact on the Company's consolidated financial statement.

In September 2009, the FASB issued an accounting standard which amends existing guidance on fair value measurements and disclosures. The standard allows an entity to measure the fair value of an investment that has no readily determinable fair market value, on the basis of the net asset value per share as provided by the investee. The accounting standard is effective for annual and interim periods beginning after December 15, 2009, with early adoption permitted, and is not expected to have a significant impact on the Company's consolidated financial statement.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued an accounting standard that clarifies and increases the disclosure requirements relating to fair value measurements. The accounting standard is effective for annual and interim periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for annual and interim periods ending after December 31, 2009. The accounting standard is not expected to have a significant impact on the Company's consolidated financial statement.

Business Combinations

In December 2007, the FASB issued an accounting standard which supersedes other authoritative guidance, broadens the scope of accounting guidance on business combinations, and requires the acquisition method to be used on all events where a business obtains control over another business. The accounting standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statement the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the acquiree, and goodwill acquired in a business combination or a gain from a bargain purchase. The accounting standard also requires the acquirer to disclose information that enables the users to evaluate the nature and financial effects of the business combination. The accounting standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with early adoption prohibited. The accounting standard did not have a significant impact on the Company's consolidated financial statement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (Continued)

Noncontrolling Interests

In December 2007, the FASB issued an accounting standard which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The accounting standard also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The standard is effective as of the beginning of fiscal years beginning after December 15, 2008. The accounting standard did not have a significant impact on the Company's consolidated financial statement.

Consolidation of Variable Interest Entities

In June 2009, the FASB issued an accounting standard that amends existing guidance on the consolidation of variable interest entities. Among other provisions, the standard replaces the quantitative approach for determining the primary beneficiary of a VIE with a qualitative approach and also requires ongoing reassessment of whether an entity is the primary beneficiary of a variable interest entity. The accounting standard is applicable for interim and annual periods beginning after November 15, 2009 with early application prohibited. The Company is currently evaluating the effect the accounting standard will have on its consolidated financial statement.

Subsequent Events

In May 2009, the FASB issued an accounting standard which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statement are issued or available to be issued. The standard was adopted for the year ending December 31, 2009. The Company has evaluated subsequent events through February 25, 2010, which is the date the consolidated financial statement were available to be issued.

3. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Guzman & Company (Broker-Dealer)	Other	Total
Total assets	$ 25,626,304	$ 39,960	$ 25,666,264
Stockholders' equity	$ 11,980,349	$ 39,960	$ 11,020,309

Stockholders' equity in the amount of $11,980,349 and $4,000,000 in subordinated borrowings of the broker-dealer are included as capital in the consolidated computation of the Company's net capital, because the assets of this Company are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1. The accounts of the other subsidiaries are not included in the computation.

4. CASH SEGREGATED UNDER REGULATORY REQUIREMENTS

Cash of $62,488 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

5. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Fees and commission amounts receivable from broker-dealers and clearing organizations at December 31, 2009 were $417,027. Payables to broker-dealers and clearing organizations at December 31, 2009 were $5,259,337.

The Company clears its proprietary and customer transactions on a fully disclosed basis through various broker-dealers. Pursuant to clearing agreements, the Company is required to maintain a certain minimum capital with various broker-dealers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. As of December 31, 2009, the aggregate required minimum level of capital under all clearing agreements was $350,000. The Company complies with clearing broker-dealer requirements for obtaining collateral from customers.

6. MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED, AT MARKET VALUE

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

	Owned	Sold, not yet Purchased
Corporate bonds, debentures and notes	$ 910,621	$ 14,630
Options	18,900	-
Corporate stocks	12,544,648	5,023,496
	$ 13,474,169	$ 5,038,126

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2009, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2009.

The Company's customer securities activities are provided to a diverse group of governmental, institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include broker/dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At various times during the year, the Company had cash deposits in excess of federally insured limits.

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009, the Company's "Net Capital" was $10,767,960, which was $10,330,150 in excess of the "Required Net Capital" of $437,810. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.61 to 1.

8. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009, the Company's "Net Capital" was $10,767,960, which was $10,330,150 in excess of the "Required Net Capital" of $437,810. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.61 to 1.

9. SUBORDINATED BORROWINGS

The Company has three subordinated loan agreements with its majority stockholder, which bear interest at 18% per year and mature as follow:

Due June 30, 2010	$ 1,500,000
Due July 21, 2010	1,000,000
Due July 29, 2010	1,500,000
	$ 4,000,000

The subordinated borrowings are covered by agreements approved by the NYSE and are thus allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (NOTE 8).

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net, are summarized as follows:

Office equipment	$ 748,573
Software	434,535
Leasehold improvements	131,137
Furniture and fixtures	40,836
	1,355,081
Less accumulated depreciation and amortization	819,971
	$ 535,110

11. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Company adopted the provisions of fair value measurements on January 1, 2008. The standard defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market, or if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as an exit price). The standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under the standard are:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

11. FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Measurements (continued)

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate bonds, debentures and notes. Corporate bonds, debentures and notes are valued based on quoted market prices. All corporate bonds, debentures and notes trade in active markets and are classified within Level 1.

Options. Listed options are valued based on quoted market prices. All options trade in active markets and are classified within Level 1.

Corporate stocks. Corporate stocks are valued based on quoted market prices. Corporate stocks that trade in active markets are classified within Level 1.

ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2009, for each fair value hierarchy level.

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate bonds, debentures and notes	$ 910,621	$ -	$ -	$ 910,621
Options	18,900	-	-	18,900
Corporate stocks	12,544,648	-	-	12,544,648
	$13,474,169	$ -	$ -	$13,474,169
Liabilities:				
Corporate bond	$ 14,630	$ -	$ -	$ 14,630
Corporate stocks	5,023,496	-	-	5,023,496
	$ 5,038,126	$ -	$ -	$ 5,038,126

11. FAIR VALUE MEASUREMENTS

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2009.

12. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is required to make rental payments under a non-cancelable operating lease for office space through June 2013 totaling $300,000.

Litigation

Certain claims, lawsuits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are adequately covered by insurance, or if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a significant effect on the consolidated financial position or results of operations of the Company, if disposed of unfavorably.

REPORT ON INTERNAL CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3



MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Stockholders
Guzman & Company and Subsidiaries

In planning and performing our audit of the consolidated financial statement and accompanying information of Guzman & Company and Subsidiaries (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 25, 2010